Exhibit 99.1

Newmont Announces Acceptances of Six of Seven Hedge Counter Parties, Representing 94% of Yandal Hedge Book Ounces

DENVER, June 3, 2003 -- Newmont Mining Corporation (NYSE: NEM) today announced that its subsidiary, Yandal Bond Company Limited (YBCL), has accepted assignments from six of a total of seven gold hedge counter parties for all their gold hedge contracts with Newmont's Australian subsidiary, Newmont Yandal Operations Limited (Yandal), formerly Great Central Mines Ltd., for a total cash payment of $77 million.

The total cash payment represents $0.50 for each $1.00 of net mark-to-market hedge liability, as calculated by YBCL as of May 22, 2003. These assignments represent 94% of the ounces in the Yandal hedge book and 76% of the negative mark-to-market liability of the Yandal hedge book. Yandal remains obligated to deliver to YBCL for the contracts assigned under the offer.

YBCL's offer to acquire all of the gold hedge contracts entered into between Yandal and its counter parties expired at 5:00 p.m. Mountain Daylight Time today. The remaining counter party alleges a right to terminate its gold hedge contract with Yandal before its respective maturity, based on the alleged occurrence of an early termination event under the contract.

Pursuant to the announcement of May 29, 2003, YBCL has also offered to purchase for cash all of the outstanding 8 7/8% Senior Notes due April 2008 of Yandal, YBCL has said in the Note offer that its failure to acquire all of the Notes not presently owned by it or all of the hedge contracts may result in an insolvency with respect to Yandal.

Newmont, based in Denver, is the world's premier gold mining company and the largest gold producer with significant assets on five continents.

Investor Contacts:

Wendy Yang	(w) (303) 837-6141	wyang@corp.newmont.com
Nicola Frazer	(w) 61-8-8303-1756	nicola.frazer@newmont.com.au
Media Contacts:

Doug Hock	(w) (303) 837-5812	doughock@corp.newmont.com

Cautionary Statement

This news release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the safe harbor created by such sections. Such forward-looking statements include, without limitation, (a) statements regarding Yandal's ability to carry on business as usual and the impact to employees or regular trade creditors, and (b) statements regarding possible premiums available to Yandal creditors in the event of an insolvency administration. Where the Company expresses or implies an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. However, forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. The Company does not undertake any obligation to release publicly any revisions to any "forward-looking statement" to reflect events or circumstances after the date of this news release, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.